Exhibit 99.1

Envigado, April 17, 2025

DISCONTINUATION OF THE BDR PROGRAM APPROVAL

(“OTHER EVENTS”)

Almacenes Éxito S.A. (“Company” or “Éxito”), in accordance with the Brazilian Securities and Exchange Commission (“CVM”) Resolution No. 44, dated August 23, 2021, as amended, and in continuation of the material fact disclosed on December 20, 2024, and February 14, 2025, informs the market and the holders of sponsored Level II share deposit certificates, backed by shares issued by it (“BDRs”), that B3 S.A. – Brasil, Bolsa, Balcão and CVM have approved the procedures and conditions for the voluntary discontinuation of the BDR program (“BDR Program”).

In summary, during a period of 30 days, BDR Holders will be able to cancel their BDRs and receive the corresponding shares tradable in the Colombian Stock Exchange (“BVC”). After such period, the corresponding shares of the remaining BDRs will be sold in the BVC, in up to 90 days, and the BDR holder will receive, after the end of the sale process, the equivalent value to the average price per share practiced in the sale procedure, with the deduction of all applicable costs and taxes.

In this sense, below is the notice to BDR holders with the detailed procedures and conditions for the discontinuation process. Once this is completed, the Company will take the necessary steps to proceed with the cancellation of the registration of the BDR Program before the CVM, with the consequent cancellation of its foreign issuer registration.

Éxito will keep the market and its investors informed about the subject matter of this Material Fact.

Important Notice Regarding Forward-Looking Statements:

This document contains forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

ALMACENES ÉXITO S.A.

Foreign Issuer

CNPJ 23.041.875/0001-37

NOTICE TO HOLDERS OF SHARE DEPOSIT CERTIFICATES (BDRs)

Almacenes Éxito S.A. (“Company” or “Éxito”), hereby informs the holders of sponsored level II Brazilian Depositary Receipts, backed by shares issued by the Company (“Shares” and “BDRs”, respectively), in continuation of the material facts disclosed on December 20, 2024, February 14, 2025 and April 10, 2025, that the Brazilian Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) (“B3”) and the Brazilian Securities Commission (“CVM”) have approved, on April 16, 2025, the voluntary discontinuation plan of its BDR program (“BDR Program” and “Discontinuation of the BDR Program”, respectively), as defined below.

1. DISCONTINUATION AND CANCELLATION OF THE BDR PROGRAM

1.1. Legal Basis. The Discontinuation of the BDR Program will be carried out based on the provisions of the B3 Issuers Regulation, in force on the present date and, subsequently, its cancellation will be carried out before the (“CVM”), based on the provisions of CVM Resolution No. 182, of May 11, 2023, as in force and CVM Resolution No. 80, of March 29, 2022, as in force.

1.2. Corporate Approvals. The Company’s Board of Directors approved, in a meeting held on February 14, 2025, the Discontinuation of the BDR Program, with the consequent delisting of the Company and the trading of BDRs on B3, as well as the cancellation of the registration of its BDR Program before the CVM, with the automatic cancellation of its registration as a foreign issuer.

1.3. Object. The Company will carry out the Discontinuation of the BDR Program, with its consequent cancellation, through (i) the transfer of the Shares, tradable on the Colombian Stock Exchange (“BVC”), to the holders of BDRs who opt for this alternative, or (ii) the sale, on the BVC, of the remaining Shares after the Definition Period (as defined below).

1.4. Procedures for Discontinuation of the BDR Program. The Discontinuation of the BDR Program will adopt the following procedures:

(i)	For a period of 30 (thirty) days from April 22, 2025 (inclusive), i.e., from April 22, 2025 to May 22, 2025 (“Definition Period”), all BDR holders will be given the opportunity to remain as shareholders of the Company, by receiving 4 ordinary shares issued by the Company tradable on the BVC for each BDR they hold. BDR holders who opt for such transfer will receive the Shares through their respective custody accounts, as provided in item 2 below; or

(ii)	If the BDR holder does not express their choice during the Definition Period, the totality of the Shares will be sold, and the BDR holders will receive the equivalent value to the average price per share practiced in the sale of the remaining Shares after the Definition Period, deducted all costs and taxes eventually due under the applicable legislation (“Sale Procedure”).

1.4.1. BDR holders who opt to receive Shares, tradable on the BVC, must express their choice during the Definition Period, and the lack of expression or expression in disagreement with the provisions of item 2 below, within the Definition Period, will be understood as tacit and automatic adherence to the Sale Procedure.

1.5. Issuance of new BDRs and Trading. The issuance of new BDRs will be suspended from April 22, 2025. BDR trading will be allowed until the close of trading on May 22, 2025. The tentative schedule containing all relevant procedures is in Annex I to this Notice. For the purposes of this Notice and the schedule, “Business Day” shall mean any day that is not a Saturday, Sunday or national holiday in Brazil or Colombia.

2. TRANSFER OF SHARES

2.1. The BDR holder who wishes to remain a shareholder of the Company, by receiving Shares, must express their choice during the Definition Period.

2.1.1. BDR holders who keep their BDRs in custody at the B3 Central Depository, under the responsibility of a custody agent, and opt to receive the Shares, must, during the Definition Period, instruct their local custody agent or broker, as the case may be, to cancel their respective BDRs, so that their local custody agent or broker, as the case may be, informs Itaú Unibanco S.A., the BDR depositary institution (“Depositary”), as per the cancellation form in Annex II to this Notice. The local custody agent or broker must also transfer the respective BDRs to the Depositary, as indicated in the cancellation form.

2.1.1.1. The cancellation instruction of the BDRs for receiving the Shares, as indicated in item 2.1.1 above, will constitute irrevocable and irreversible consent of the respective BDR holder.

2.1.2. Any BDR holder who opts to receive the Shares must open a custody account with a broker authorized to operate on the BVC in advance of the cancellation request of their BDRs, i.e., the account must be active in time for the transfer of the Shares as described above.

2.1.3. The custody account with an authorized broker must be informed in the cancellation form to be sent to the Depositary. Therefore, the account opening procedure by BDR holders must be completed by the time the investor’s expression is delivered. It is recommended that BDR holders contact their respective local custody agents or brokers in advance to understand the necessary procedures, deadlines, and rules of such intermediaries.

2.1.3.1. The costs arising from the opening and maintenance of a current account and a custody account with a broker authorized to operate on the BVC must be borne by the investor.

2.1.4. The Company does not assume any responsibility arising from the maintenance of the Shares by investors, including any related costs. Investors who wish to keep such Shares must ensure they understand the procedures and costs involved.

2.1.5. The LACK OF EXPRESSION OR EXPRESSION IN DISAGREEMENT WITH THE PROVISIONS OF THIS ITEM 2.1, WITHIN THE DEFINITION PERIOD, WILL BE UNDERSTOOD AS TACIT AND AUTOMATIC ADHERENCE TO THE SALE PROCEDURE.

2.1.6. Once the procedures described above are completed, the Depositary will block, on the same day of the request, the balances of the BDRs of holders who expressed their choice as described above and that are deposited in the B3 Central Depository, with their consequent cancellation, and will instruct the custodian to transfer the Shares to the respective investors’ accounts.

2.1.7. After the cancellation of the BDRs, investors who opted for the transfer of the Shares will receive dividends and any other distributions no longer through the Depositary, but only through the institution authorized to operate on the BVC contracted by them, which will receive the funds in the account with such institution and, in case of investor request, will transfer to the account indicated by the investor in Brazil through a foreign exchange contract to be entered into by the said investor, with the costs arising from such transfers being borne by the investor. It is worth noting that, to become direct shareholders of the Company, investors must have previously ensured during the Definition Period that the broker authorized to operate on the BVC chosen by the investor to custody their shares will provide services related to the exercise of their voting rights.

3. SALE PROCEDURE

3.1. BDR holders who do not express their choice by the last day of the Definition Period, i.e., by May 22, 2025, or who express their choice in disagreement with the terms set out in item 2 above, will automatically adhere to the Sale Procedure, on the BVC, of all the shares backing their BDRs to receive the equivalent value to the average price per share practiced in the sale of the shares, deducted all costs and taxes eventually due under the applicable legislation.

3.2. B3 will block, after May 23, 2025, the BDR balance of the respective holder who adhered, under item 3.1 above, to the Sale Procedure, and will register in its systems a provisioned redemption value of the BDRs, which corresponds to the market value of the Shares on the BVC verified at the close of May 23, 2025, in Colombian Pesos (COP), which will subsequently be converted into Dollars (USD), according to the current COP/USD exchange rate, and subsequently into national currency (BRL), according to the current USD/BRL exchange rate.

3.2.1. This value will be disclosed by the Company through a Notice to BDR Holders and will be considered only as an estimate, which may be altered when the Shares are effectively sold on the BVC, and may be higher, lower, or equal to the provisioned sale value.

3.2.2. The final sale value of the Shares will be informed in due course, and this value will be used for the financial settlement of the BDR redemption by B3.

3.3. By May 23, 2025, the Depositary will calculate the number of Shares to be sold on the BVC, and will authorize by May 26, 2025 the custodian to deliver the respective Shares to the Colombian institution(s) which will carry out the sale of the Shares on the BVC (“Intermediary”).

3.4. The sale of the Shares will be carried out by the Intermediary on the BVC on a best-efforts basis within a period of up to 90 (ninety) days from May 27, 2025.

3.4.1. The start date of the sale of the Shares on the BVC may be brought forward or postponed for operational reasons, in which case the estimated dates in the schedule in Annex I will be consequently adjusted.

3.4.2. Depending on the quantity of Shares to be sold, the sale may occur on one or more subsequent days, with the sale price of each Share corresponding to the average price per share practiced in the sale of the shares, deducted all costs and taxes eventually due under the applicable legislation. This value may be lower than the quotation of the Shares on the BVC if, on the sale date, any other event occurs that causes a variation in the quotation price of the Shares on the BVC or if the sale is carried out, for example, through a “block-trade”, which is traditionally executed with a discount compared to the market quotation price.

3.4.3. The Company, the Depositary, and the Intermediary do not assume any obligation towards BDR holders to sell the Shares for any specific value or to compensate such BDR holders for any loss, damage, or liability that may arise from the Sale Procedure.

3.5. To allow BDR holders to make an informed decision, the Company presents below (i) the average price of BDR quotations on B3 in the last 12 (twelve) months, (ii) the average price of Share quotations on the BVC in the last 12 (twelve) months, and (iii) the net asset value, based on the financial statements for the fiscal year ended December 31, 2024, per (a) BDR, and (b) per Share.

(i) Trading history of BDRs on B3:

Period	Average Price (R$)	Minimum Price (R$)	Maximun Price (R$)
February/2024	12,57	12,14	13,12
March/2024	11,91	11,57	12,18
April/2024	12,30	12,14	12,63
May/2024	11,67	11,48	11,93
June/2024	11,39	11,25	11,57
July/2024	11,35	11,17	11,51
August/2024	11,63	11,41	11,88
September/2024	11,13	10,90	11,33
October/2024	11,82	11,58	12,15
November/2024	11,24	10,93	11,57
December/2024	11,40	11,05	11,76
January/2025	10,44	10,21	10,77
February/2025	10,07	9,81	10,31
March/2025	9,89	9,69	10,11

(ii) Trading history of Shares on the BVC in COP to USD, as converted into COP based on the closing price of each of the reference months, and into BRL, as converted into USD based on the closing price of each of the reference months:

Period	Average Price (COP$)	Minimun Price (COP$)	Maximum Price (COP$)
March/2024	2.394,29	2.375,95	2.412,14
April/2024	2.402,27	2.389,32	2.419,77
May/2024	2.275,48	2.265,00	2.291,43
June/2024	2.228,61	2.221,39	2.228,89
July/2024	2.139,09	2.130,23	2.141,36
August/2024	2.259,52	2.234,05	2.267,14
September/2024	2.230,71	2.222,62	2.230,95
October/2024	2.315,91	2.305,68	2.319,55
November/2024	2.213,42	2.196,58	2.228,95
December/2024	2.121,19	2.109,05	2.125,48
January/2025	1.930,00	1.917,14	1.949,76
February/2025	1.902,25	1.895,25	1.914,50
March/2025	1.873,81	1.869,05	1.885,00

Period	Average Price (USD$)	Minimum Price (USD$)	Maximun Price (USD$)
March/2024	0,62	0,62	0,63
April/2024	0,61	0,61	0,62
May/2024	0,59	0,59	0,59
June/2024	0,53	0,53	0,53
July/2024	0,52	0,52	0,52
August/2024	0,55	0,54	0,55
September/2024	0,53	0,53	0,53
October/2024	0,52	0,52	0,53
November/2024	0,50	0,50	0,50
December/2024	0,48	0,48	0,48
January/2025	0,46	0,46	0,47
February/2025	0,46	0,46	0,46
March/2025	0,45	0,45	0,46

Period	Average Price (R$)	Minimum Price (R$)	Maximun Price (R$)
March/2024	477,51	473,85	481,07
April/2024	469,47	466,94	472,89
May/2024	437,41	435,40	440,48
June/2024	405,17	403,85	405,22
July/2024	381,22	379,65	381,63
August/2024	401,50	396,97	402,85
September/2024	410,57	409,08	410,61
October/2024	401,91	400,13	402,54
November/2024	368,05	365,25	370,63
December/2024	343,35	341,39	344,05
January/2025	328,54	326,35	331,90
February/2025	325,78	324,58	327,88
March/2025	325,42	324,59	327,36

(iii) Net asset value of BDRs and Shares on December 31, 2024:

Net asset value per BDR	R$28,86
Net asset value per Share	COP$5.153,48

The information presented above does not constitute a guarantee of the sale price of the Shares under the Sale Procedure, nor should it, under any circumstances, be considered as a recommendation to sell or hold the Shares.

3.6. After the complete sale of all the Shares subject to the Sale Procedure, the funds obtained by the custodian in Colombian Pesos will be sent, net of taxes and fees eventually due under the applicable legislation, to the Depositary within 2 (two) Business Days, which, in turn, will convert this amount into Dollars and subsequently into Reais within 2 (two) Business Days of its receipt, considering the exchange rates of each conversion day.

3.6.1. The Company will issue a new Notice to BDR Holders informing, among other topics (i) the total amount of Shares sold, (ii) the average prices in Colombian Pesos per share/BDR, (iii) the estimated payment date to BDR holders, and (iv) the final price in Reais to be paid per BDR, from which the costs and taxes eventually due under the applicable legislation will already be deducted.

3.6.2. After such conversion, the Depositary will pass on to B3 the funds related to BDR holders who maintained their positions with the B3 Central Depository, which, in turn, will be responsible for passing on such funds to the respective holders through their custody agents. BDR holders who maintained their positions directly with the Depositary will receive the amounts due directly from it.

3.6.3. Considering the above, it is emphasized that if the BDR holder does not have their registration updated with their custody agent or the bookkeeping bank, as the case may be, they must update it, as the results from the sale of the Shares will be passed on according to the data registered with the custody agent in the B3 or in book entry form, as the case may be, environment on the above-mentioned transfer date. Therefore, BDR holders who do not have their registrations updated with their custody agents or the Depositary should contact them to withdraw their funds.

4. CANCELLATION OF FOREIGN ISSUER REGISTRATION BEFORE THE CVM

4.1. After the Discontinuation of the BDR Program is completed, through the procedures described in the items above, the Company will proceed with the request to cancel the BDR Program before the CVM, and the cancellation of the foreign securities issuer registration category “A” before the CVM will operate automatically after the voluntary cancellation of the BDR Program.

4.2. The Company will keep the market informed about the cancellation of its foreign issuer registration.

5. ADDITIONAL INFORMATION

5.1. Éxito states that: (i) it has not issued other securities that are in circulation in Brazil and that, therefore, the cancellation of the BDRs will lead to the cancellation of its foreign securities issuer registration before the CVM, and (ii) all information about the Company, its results, and operations, as well as all information required under applicable legislation, is available on the Company’s investor relations website (https://www.grupoexito.com.co/pt) and on the CVM (https://www.gov.br/cvm/pt-br) and B3 (https://www.b3.com.br/) websites.

5.2. The costs arising from the conversion of BDRs into Shares carried out during the Definition Period and the sale of Shares during the Sale Period will be borne by the BDR holders themselves, including any taxes due under applicable legislation.

5.2.1. Additionally, the costs arising from the opening and maintenance of a current account or custody account with a bank or broker authorized to operate on the BVC, as informed above, must be borne exclusively by the investor who so opts.

5.3. It is the responsibility of BDR holders, residents, and non-residents in Brazil, to verify the tax and exchange effects of the operations provided for in this Notice, as well as to comply with the obligations arising from the chosen option.

5.4. The Company recommends that investors, residents, and non-residents in Brazil, consult their own legal advisors for more information on the matters mentioned in this item, and therefore does not assume any responsibility arising from it.

5.5. Investors with eventual covered term purchase positions, as well as BDR holders with eventual lending positions in loan/rental contracts of assets who wish to express their choice during the Definition Period, should inform themselves about the necessary procedures with their respective custody agents or brokers.

The Company will keep the market, its shareholders, and BDR holders informed throughout the Discontinuation of the BDR Program.

São Paulo, April 17, 2025.

pp. Antoine Paul Andre Reymondon

ANNEX I

TENTATIVE SCHEDULE FOR DISCONTINUATION OF THE BDR PROGRAM

DATE	EVENT
February 14, 2025

Resolution by the Company’s Board of Directors that approved the Discontinuation of the BDR Program.

Disclosure of Material Fact regarding the approval by the Board of Directors of the Discontinuation of the BDR Program.

Submission by the Company to B3 of the request for Discontinuation of the BDR Program.

April 16, 2025	Approval by B3 and CVM of the request for Discontinuation of the BDR Program.
April 17, 2025	Disclosure of this Notice to BDR Holders.
April 22, 2025	Beginning of the Definition Period. Beginning of the procedures described in items 2 and 3 of the Notice above. Closing of books in Brazil for issuance of BDRs.
May 22, 2025	End of the Definition Period. Last day of trading of BDRs on B3.
May 23, 2025	Blocking, by B3, of the balances of BDR holders who will participate in the Sale Procedure. Calculation of the number of Shares to be sold in BVC.
May 23, 2025	Disclosure of the first notice to holders of BDRs informing the amount of the redemption provision for BDRs for blocking purposes on B3, which corresponds to the market value of the Shares verified at the close of that day.
May 27, 2025	Beginning of the 90 (ninety) day period of the Sale Procedure.
August 25, 2025	End of the 90 (ninety) day period of the Sale Procedure.
Until August 29, 2025	Disclosure of the second notice to BDR holders informing, among other topics: (i) the total amount of Shares sold, (ii) the average prices in Colombian Pesos per share/BDR, (iii) the estimated date of payment to BDR holders, and (iv) the final price in Reais to be paid by BDR, and from this amount will already be deducted the costs and taxes eventually due under the legislation applicable.
Until September 5, 2025	Payment to investors of the funds earned from the sale of the BDRs subject to the Sale Procedure.
Until September 8, 2025	Filing, before B3 and CVM, of the requests for cancellation of the BDR program and the cancellation of the Company’s registration as a foreign issuer.

The schedule above is merely indicative and subject to change. In addition, “Business Day” shall be understood to mean any day that is not a Saturday, Sunday or national holiday in Brazil or Colombia.

ANNEX II

CANCELATION FORM

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[Annex follows on next page.]

ITAÚ UNIBANCO S.A.

BRAZILIAN DEPOSITARY RECEIPTS

□ Issuance	■ Cancellation

Date:
Issuer of the BDRs:	Almacenes Éxito S.A.
Quantity of BDRs:
Quantity of Ações:	0,0
Portfolio:

Code (User/Broker):	Name:
Code (Client):	Name:
Contact (Name):	Phone:

Beneficiary (Name):
Account type:	Clearing Number:
Account (Number):
Bic Code:
Observations

□	NATIONAL INVESTOR:

There is no foreign exchange closure for this operation. Transfer shares by cancellation of BDRs with funds that are abroad.

□	INVESTOR CONVERSION– Joint Resolution nº 13:

In the event of BDR cancellation, brokerages and/or custodians must be aware that it is entirely their responsibility to decrease equity in the RDE for the investor Non-Resident (Joint Resolution nº 13) by their agents.

Observations:

●	For BDRs issuances the Brokerages and/or custodians must be aware that it is their entirely their responsibility to ensure the mandatory simultaneous foreign exchange closure by their agents.

●	The Brokerages/Custody Agents declare and guarantee that the final beneficiary of the BDRs /shares is the same final beneficiary of the BDRs from which Itaú Unibanco S.A. was instructed to cancel in Brazil.

Signature of the Investor / Authorized Brokerage / Custody Agent